SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 2)

NOAH EDUCATION HOLDINGS LTD.

(Name of Issuer)

Ordinary Shares, with par value US$0.00005 per share**

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

G65415 104 (Ordinary Shares)

65487R303 (American Depositary Shares)

(CUSIP Number)

IPES Director (Guernsey) Limited

Baring Asia II Holdings (22) Limited

1 Royal Plaza, Royal Avenue, St Peter Port

Guernsey GY1 2HL

(Facsimile) (44) 1481 715219

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) (852) 2843-9372

Akiko Mikumo

Weil, Gotshal & Manges LLP

29/F, Alexandra House

18 Chater Road, Central

Hong Kong

(852) 3476-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but only in connection with the listing on The New York Stock Exchange of American Depositary Shares, each representing one ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G65415 104/ 5487R303

1	NAME OF REPORTING PERSON Baring Asia II Holdings (22) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. G65415 104/ 5487R303

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund II, L.P. 1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. G65415 104/ 5487R303

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund II, L.P. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. G65415 104/ 5487R303

1	NAME OF REPORTING PERSON Baring Asia Fund II (GP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. G65415 104/ 5487R303

1	NAME OF REPORTING PERSON Baring Asia Fund Managers II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. G65415 104/ 5487R303

1	NAME OF REPORTING PERSON Maximus GP Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

This Amendment No. 2 (this “Amendment”) is filed to amend and supplement the Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission on April 2, 2014 (the “Original Schedule 13D”), which Original Schedule 13D was subsequently amended by Amendment No. 1 (the Original Schedule 13D as amended by Amendment No. 1, the “Schedule 13D”) with respect to Noah Education Holdings Ltd. (the “Company”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On July 25, 2014, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m. (Beijing time), at Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen 518048, Guangdong Province, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger and the transactions contemplated thereby, including the Merger.

On July 30, 2014, the Company and Merger Sub filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of July 30, 2014, pursuant to which the Merger became effective on July 30, 2014. As a result of the Merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

At the effective time of the Merger, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive $2.85 and each ADS, representing one Ordinary Share, was cancelled in exchange for the right to receive $2.85 (less $0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) certain Ordinary Shares (including Ordinary Shares represented by ADSs) held by the Rollover Shareholders, (b) Ordinary Shares held by Parent, the Company or any of their subsidiaries, and (c) Ordinary Shares held by the depositary of the ADSs that are not represented by ADSs, all of which were cancelled and ceased to exist at the effective time of the Merger for no consideration. The Company did not receive any notice of objection from any shareholder prior to the vote to approve the Merger, which is required for exercising any dissenter rights.

In addition, at the effective time of the Merger, the Company’s 2007 Share Incentive Plan, 2008 Share Incentive Plan and 2011 Share Incentive Plan and all amendments and modifications thereto (the “Share Incentive Plans”) and any relevant awards agreements applicable to the Share Incentive Plans were terminated. At the effective time of the Merger, except with respect to the Rollover Shareholders: (i) each vested option to purchase an Ordinary Share granted pursuant to the Share Incentive Plans (a “Company Option”) that was then outstanding and unexercised was cancelled in consideration and exchange for the right to receive a cash amount equal to the excess of $2.85 over the exercise price of such Company Option, without interest and net of any applicable withholding taxes; (ii) each vested restricted share unit (a “Company RSU”) and restricted share (a “Company Restricted Share”) granted pursuant to the Share Incentive Plans that was then outstanding was cancelled in consideration and exchange for the right to receive $2.85 in cash, without interest and net of any applicable withholding taxes; (iii) each unvested Company Option that was then outstanding was cancelled and converted into and exchanged for the right to receive a restricted cash award (an “RCA”) in an amount equal to the excess of $2.85 over the exercise price of such Company Option in cash upon vesting of such RCA, without interest and net of any applicable withholding taxes (each RCA shall be subject to the same terms and conditions, including vesting schedules, as were applicable to the corresponding replaced Company Option without giving effect to the Merger, provided that the vesting schedule for any employee terminated by the Company without cause within twelve months of the closing of the Merger shall be accelerated by twelve months); (iv) each unvested Company RSU and Company Restricted Share that was then outstanding was cancelled and converted into and exchanged for the right to receive an RCA of $2.85 in cash upon vesting of such RCA, without interest and net of any applicable withholding taxes (each RCA shall be subject to the same terms and conditions, including vesting schedules, as were applicable to the corresponding replaced Company RSU or Company Restricted Share without giving effect to the Merger, provided that the vesting schedule for any employee terminated by the Company without cause within twelve months of the closing of the Merger shall be accelerated by twelve months); and (v) each Company Option (whether vested or unvested) that was then outstanding and unexercised was cancelled without any payment therefor if the exercise price of such Company Option was equal to or greater than $2.85.

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the ADSs ceased to trade on the New York Stock Exchange (the “NYSE”) following the close of trading on July 30, 2014 and became eligible for delisting from the NYSE and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) As of the date of this Amendment, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c) Except as set forth in Item 4 of this Amendment, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) July 30, 2014.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2014

Baring Asia II Holdings (22) Limited

By:	/s/ Peter Touzeau
Name: Peter Touzeau
Title: Director

The Baring Asia Private Equity Fund II, L.P. 1

By: Baring Asia Fund II (GP) LP acting as its general partner

By: Baring Asia Fund Managers II Limited acting as its general partner

By:	/s/ Peter Touzeau
Name: Peter Touzeau
Title: Director

The Baring Asia Private Equity Fund II, L.P. 2

By: Baring Asia Fund II (GP) LP acting as its general partner

By: Baring Asia Fund Managers II Limited acting as its general partner

By:	/s/ Peter Touzeau
Name: Peter Touzeau
Title: Director

Baring Asia Fund II (GP) LP

By: Baring Asia Fund Managers II Limited acting as its general partner

By:	/s/ Peter Touzeau
Name: Peter Touzeau
Title: Director

Baring Asia Fund Managers II Limited

By:	/s/ Peter Touzeau
Name: Peter Touzeau
Title: Director

Maximus GP Holdings Limited

By: Maximus Group Holdings Limited acting as its director

By:	/s/ Tek Yok Hua
Name: Tek Yok Hua
Title: Director